Contact

www.linkedin.com/in/jasonwiden
(LinkedIn)
www.bluecowarehousing.com
(Company)

Top Skills

Strategic Planning
Public Speaking
Non-profits

Jason Widen

Founder & CEO of Blue Co. Warehousing: a coworking and cowarehousing company
Raleigh, North Carolina, United States

Summary

Founder and CEO of Blue Co. Warehousing.

Notably Jason Co-Founded Founded Communities (Raleigh Founded, Cary Founded) whose mission is to foster inclusive communities to create lasting social and economic impact. As an investor, developer, and entrepreneur, Jason Widen has made significant contributions to the entrepreneurial landscape across North Carolina. Most notably, Jason spent the last 10 years leading Raleigh Founded, an award-winning entrepreneurial co-working space located in Downtown Raleigh. MISSION. Raleigh Founded boasts 450 member companies and 1200 members including key partnerships with NC State, Campbell Law, and RIoT to name a few.

Seeking to develop sales talent for startups and established companies, Jason founded REVGEN in 2013. REVGEN boasts having hired and trained over 1000 employees with a number of notable clients- Citrix, Redhat, Dude Solutions, and Filter Easy.

Jason has raised millions of dollars as an entrepreneur, most recently raising capital for his new venture, Blue Co. In addition, Jason acquired Bio One in 2020.

Moreover, Jason is an ardent supporter of Raleigh's community and is on or has sat on a number of noteworthy boards to include: Innovate Raleigh, Raleigh Chamber of Commerce, and Downtown Raleigh Alliance.

Experience

Blue Co. Warehousing
Founder/CEO at Blue Co.
May 2023 - Present (2 years 8 months)

Raleigh, North Carolina, United States

Raleigh Founded

Founding Partner

July 2012 - May 2023 (10 years 11 months)

SE Region, Raleigh and Cary North Carolina

Founded Communities including Raleigh and Cary Founded's mission is to foster inclusive communities, creating lasting social and economic impact. We are a coworking and office space built for business owners to start and grow their companies. We have an extensive network of industry experts, angel investors, and a collaborative community where you can grow your personal and professional connections.

Forward Impact

Co-Founder

2012 - May 2023 (11 years)

Raleigh-Durham, NC

To empower, foster, and cultivate high impact, high growth entrepreneurs.

Leadership exCHANGE

Co-Founder

May 1998 - May 2023 (25 years 1 month)

Raleigh, NC

A global study abroad leadership program. We train the next generation of of leaders and global citizens to change the world.

REVGEN NC

Founder

June 2014 - May 2021 (7 years)

Raleigh, NC

REVGEN is a cutting-edge startup sales, training and staffing company that maximizes revenue generation for the hottest technology-based companies in the region, while developing the next generation of technology-based sales leaders.

ThinkHouse

Founding Partner, ThinkHouse

January 2014 - May 2018 (4 years 5 months)

Entrepreneurial living-learning community Founding Partner

Investors First Real Estate Company
Owner
January 2003 - May 2011 (8 years 5 months)

Enotecca, Inc
Owner
February 2004 - March 2009 (5 years 2 months)

Education

University of Denver
BS Business Administration, Hotel and Restaurant Mangement · (1992 - 1996)